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                                                              OMB APPROVAL
                           UNITED STATES               -------------------------
                SECURITIES AND EXCHANGE COMMISSION     OMB Number:     3235-0058
                       Washington, DC 20549            Expires:   April 30, 2009
                                                       Estimated average burden
                            FORM 12b-25                hours per response...2.50
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                    NOTIFICATION OF LATE FILING              SEC FILE NUMBER
                                                                0-19724
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                                                              CUSIP NUMBER
(Check One):  [_]Form 10-K [_]Form 20-F [_]Form 11-K           743697 10 4
              [X]Form 10-Q [_]Form 10-D[_]Form N-SAR
              [_]Form N-CSR
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     For Period Ended: April 30, 2006
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     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR
     For the Transition Period Ended:
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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

      Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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PART I -- REGISTRANT INFORMATION

Semtech Corporation
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Full Name of Registrant


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Former Name if Applicable


200 Flynn Road
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Address of Principal Executive Office (Street and Number)


Camarillo, California  93012-2111
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City, State and Zip Code

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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

        | (a) The reasons described in reasonable detail in Part III of this
        |     form could not be eliminated without unreasonable effort or
        |     expense;
        | (b) The subject annual report, semi-annual report, transition report
        |     on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
        |     portion thereof, will be filed on or before the fifteenth calendar
   [X]  |     day following the prescribed due date; or the subject quarterly
        |     report or transition report on Form 10-Q or subject distribution
        |     report on Form 10-D, or portion thereof, will be filed on or
        |     before the fifth calendar day following the prescribed due date;
        |     and
        | (c) The accountant's statement or other exhibit required by Rule
        |     12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

On May 16, 2006, a third party published a report in which it reviewed certain stock option grants, available from the public domain, of approximately 100 public companies. It then indicated that more than 30 of these companies appeared to be at risk of having backdated various stock option grants. We are one of the companies so identified with respect to four option grants, two in 1997 and one each in 1999 and 2002. Shortly after the publishing of this third party report, on May 18, 2006, we received a letter from the United States Securities and Exchange Commission requesting our voluntary submission of documents and records regarding certain of our stock option grants since 1997. We are complying with this request from the SEC and intend to cooperate fully with this inquiry. We are also conducting our own internal review of these stock option grants.

Due to the volume of data subject to this ongoing internal review, we have been unable to complete and file by the prescribed due date our Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006. We are working diligently to file our Quarterly Report on Form 10-Q by the fifth calendar day following the required filing date as permitted by Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

              David G. Franz, Jr.                  (805)           498-2111
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                    (Name)                      (Area Code)   (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                               Semtech Corporation

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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:     June 9, 2006             By:   /s/ David G. Franz, Jr.
     -----------------------------       ---------------------------------------
                                         Name:  David G. Franz, Jr.
                                         Title: Chief Financial Officer



INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
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            Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (see 18 U.S.C. 1001).
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

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, DC 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).